

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Jeff Whiteside
Chief Financial Officer
EXP World Holdings, Inc.
2219 Rimland Drive, Suite 301
Bellingham, WA. 98226

      **Re: EXP World Holdings, Inc.**
          **Form 10-K for the year ended December 31, 2019**
          **Filed on March 12, 2020**
          **File No. 001-38493**

Dear Mr. Whiteside:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

1.     Please explain to us the reasons why your income tax expense increased for the year ended December 31, 2019 compared to the same period in 2018. Include within your response a discussion of all material changes to reconciling items disclosed on page 61 that caused your effective tax rate to change from (0.35)% in 2018 to (5.50)% in 2019.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction